Pricing Term Sheet Dated June 4, 2015

Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated June 3, 2015 and the

Prospectuses dated June 3, 2015 and January 15, 2014

Registration Nos. 333-192219 and 333-193163

Anadarko Petroleum Corporation

Concurrent Offerings of

2,000,000 Common Units of Western Gas Equity Partners, LP

(the “WGP Common Unit Offering”)

and

8,000,000 7.50% Tangible Equity Units of Anadarko Petroleum Corporation

(the “Units Offering”)

The information in this pricing term sheet relates only to the WGP Common Unit Offering and the Units Offering and should be read together with (i) the preliminary prospectus supplement of Western Gas Equity Partners, LP (“WGP”), dated June3, 2015, relating to the WGP Common Unit Offering (the “WGP Common Unit Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), and the accompanying base prospectus of WGP dated January 15, 2014, included in the Registration Statement (File No. 333-193163), (ii) the preliminary prospectus supplement of Anadarko Petroleum Corporation (“Anadarko”), dated June 3, 2015, relating to the Units Offering (the “Units Preliminary Prospectus Supplement”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act, and the accompanying base prospectus of Anadarko dated June 3, 2015, included in the Registration Statement (File No. 333-192219), and (iii) the preliminary prospectus supplement of WGP, dated June 3, 2015, relating to the WGP Common Units (as defined below) underlying the Purchase Contracts (as defined below) offered through the Units Offering (the “Underlying WGP Common Unit Preliminary Prospectus Supplement” and, together with the WGP Common Unit Preliminary Prospectus Supplement and the Units Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act, and the accompanying base prospectus of WGP dated January 15, 2014, included in the Registration Statement (File No. 333-193163),in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement. Anadarko has increased the size of the Units Offering to 8,000,000 Units (or 9,200,000 Units if the underwriters of the Units Offering exercise their over-allotment option in full). The final prospectus supplement relating to the Units Offering will reflect conforming changes relating to such increase in the size of the Units Offering.

WGP Common Unit Offering

Selling Unitholder:	Western Gas Resources, Inc., a wholly owned subsidiary of Anadarko Petroleum Corporation.

Ticker / Exchange:	WGP / New York Stock Exchange (“NYSE”).

Pricing Date:	June 4, 2015.

Settlement Date:	June 10, 2015.

Title of Securities:	Common units representing limited partner interests in WGP (“WGP Common Units”).

Number of WGP Common Units Offered by the Selling Unitholder:	2,000,000 WGP Common Units, or 2,300,000 WGP Common Units if the underwriters of the WGP Common Unit Offering exercise in full their option to purchase additional WGP Common Units.

Last Reported Sale Price of the WGP Common Units on the NYSE on the Pricing Date:	$58.20 per WGP Common Unit.

Public Offering Price:

$58.20 per WGP Common Unit

$116,400,000 in the aggregate, or $133,860,000 in the aggregate if the underwriters of the WGP Common Unit Offering exercise in full their option to purchase additional WGP Common Units.

Underwriting Discount:

$1.7460 per WGP Common Unit

$3,492,000 in the aggregate, or $4,015,800 in the aggregate if the underwriters of the WGP Common Unit Offering exercise in full their option to purchase additional WGP Common Units.

The underwriters propose to offer the WGP Common Units to dealers at the public offering price less a concession not in excess of $1.0476 per WGP Common Unit.

Estimated Net Proceeds to the Selling Unitholder:	Estimated net proceeds from the sale of WGP Common Units by the Selling Unitholder in the WGP Common Unit Offering, after deducting the Underwriting Discount and estimated offering expenses payable by the Selling Unitholder, will be approximately $112.7 million (or approximately $129.6 million if the underwriters of the WGP Common Unit Offering exercise in full their option to purchase additional WGP Common Units).

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Additional Information:	Prior to purchasing the WGP Common Units in the WGP Common Unit Offering, on June 4, 2015, one of the underwriters for the WGP Common Unit Offering purchased, on behalf of the syndicate, 141,588 WGP Common Units at an average price of $58.645 per WGP Common Unit, in stabilizing transactions.

Units Offering

Issuer:	Anadarko Petroleum Corporation (“Anadarko”).

Pricing Date:	June 4, 2015.

Settlement Date:	June 10, 2015.

Title of Securities:	7.50% Tangible Equity Units (the “Units”).

Number of Units Offered:	8,000,000 Units (or 9,200,000 Units if the underwriters of the Units Offering exercise their over-allotment option in full).

Stated Amount:	Each Unit has a stated amount of $50.

Components of Each Unit:

Each Unit is comprised of two parts:

•    a prepaid equity purchase contract issued by Anadarko (a “Purchase Contract”); and

•    a senior amortizing note issued by Anadarko (an “Amortizing Note”), which has an initial principal amount of $10.9507 per Amortizing Note, bears interest at a rate of 1.50% per annum and has a final installment payment date of June 7, 2018.

Fair Market Value of the Units:	Anadarko has determined that the fair market value of each Purchase Contract is $39.0493 and the fair market value of each Amortizing Note is $10.9507.

Reference Price:	$58.20, which is the public offering price in the WGP Common Unit Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$50 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which initially is $69.8422 and which represents an approximately 20% appreciation over the Reference Price.

Minimum Settlement Rate:	0.7159 WGP Common Units per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	0.8591 WGP Common Units per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of the WGP Common Units deliverable upon settlement on the “mandatory settlement date”, determined using the “applicable market value” (each as defined in the Units Preliminary Prospectus Supplement) of WGP Common Units shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement, and assumes that Anadarko does not elect to settle the Purchase Contracts on the mandatory settlement date in shares of Anadarko’s common stock, par value $0.10 per share (“APC Stock”), as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of WGP Common Units	Settlement Rate		Value of WGP Common Units Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	The Maximum Settlement Rate		Less than $50

Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of WGP Common Units equal to $50, divided by the applicable market value of WGP Common Units		$50

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate		Greater than $50

	As a result, if, on the mandatory settlement date, the applicable market value of WGP Common Units is greater than or equal to the Threshold Appreciation Price, a holder would receive only approximately 83.33% of the appreciation in market value of the WGP Common Units that such holder would have received had such holder purchased $50 worth of WGP Common Units at the public offering price in the WGP Common Unit Offering.

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each “unit price” and “effective date” (each as defined in the Units Preliminary Prospectus Supplement) set forth below:

	Effective Date
Unit Price	June 10, 2015	June 7, 2016	June 7, 2017	June 7, 2018
$30.00	0.6896	0.7440	0.8025	0.8591
$40.00	0.6920	0.7408	0.7989	0.8591
$45.00	0.6884	0.7338	0.7897	0.8591
$50.00	0.6838	0.7255	0.7771	0.8591
$55.00	0.6788	0.7168	0.7629	0.8591
$58.20	0.6758	0.7115	0.7538	0.8591
$60.00	0.6741	0.7087	0.7487	0.8333
$65.00	0.6699	0.7014	0.7359	0.7692
$69.84	0.6665	0.6954	0.7254	0.7159
$75.00	0.6634	0.6901	0.7163	0.7159
$85.00	0.6592	0.6828	0.7046	0.7159
$90.00	0.6577	0.6804	0.7010	0.7159
$100.00	0.6560	0.6772	0.6969	0.7159
$125.00	0.6554	0.6751	0.6948	0.7159
$150.00	0.6569	0.6759	0.6954	0.7159
$175.00	0.6588	0.6773	0.6963	0.7159

The exact unit price and effective date may not be set forth in the table above, in which case:

•    if the unit price is between two unit prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower unit prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•    if the unit price is greater than $175.00 per WGP Common Unit (subject to adjustment in the same manner as the unit prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•    if the unit price is less than $30.00 per WGP Common Unit (subject to adjustment in the same manner as the WGP Common Unit prices set forth in the column headings of the table above, the “Minimum Unit Price”), the fundamental change early settlement rate will be determined as if the unit price equaled the Minimum Unit Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of WGP Common Units deliverable under a Purchase Contract is 0.8591, subject to adjustment at the same time and in the same manner as the “fixed settlement rates” (as defined in the Units Preliminary Prospectus Supplement) as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

APC Settlement Election:	Unless an “APC delisting” (as defined in the Units Preliminary Prospectus Supplement) has occurred and is continuing, Anadarko has the right to elect to settle each Purchase Contract (including in connection with any early settlement of such Purchase Contract, whether or not in connection with a fundamental change) in shares of APC Stock in lieu of the WGP Common Units that would otherwise be deliverable pursuant to such Purchase Contract, as set forth in the Units Preliminary Prospectus Supplement. In such circumstances, the number of shares of APC Stock that Anadarko will issue and deliver in settlement of a Purchase Contract will generally be calculated by dividing (i) the product of the applicable settlement rate with respect to such Purchase Contract and the average volume weighted average price of WGP Common Units calculated over a 20 consecutive trading day period, by (ii) 98% of the average volume weighted average price of the APC Stock calculated over such period. However, in no event is Anadarko obligated to issue and deliver more than 4.0 shares of APC Stock per Purchase Contract.

Initial Principal Amount of Amortizing Notes:	$10.9507 per Amortizing Note $87,605,600 in the aggregate (or $100,746,440 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option in full).

Installment Payment Dates:	Each March 7, June 7, September 7 and December 7, commencing on September 7, 2015, with a final installment payment date of June 7, 2018.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.9375 per Amortizing Note (except for the September 7, 2015 installment payment, which will be $0.9063 per Amortizing Note), which in the aggregate will be equivalent to a 7.50% cash payment per year with respect to each $50 Stated Amount of Units. Each installment will constitute a payment of interest (at an annual rate of 1.50%) and a partial repayment of principal on the Amortizing Notes, allocated with respect to each Amortizing Note as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
September 7, 2015	$0.8666	$0.0397
December 7, 2015	$0.8997	$0.0378
March 7, 2016	$0.9031	$0.0344
June 7, 2016	$0.9064	$0.0311
September 7, 2016	$0.9098	$0.0277
December 7, 2016	$0.9133	$0.0242
March 7, 2017	$0.9167	$0.0208
June 7, 2017	$0.9201	$0.0174
September 7, 2017	$0.9236	$0.0139
December 7, 2017	$0.9270	$0.0105
March 7, 2018	$0.9305	$0.0070
June 7, 2018	$0.9340	$0.0035

Public Offering Price:	$50 per Unit $400,000,000 in the aggregate (or $460,000,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option in full).

Underwriting Discount:

$1.50 per Unit

$12,000,000 in the aggregate (or $13,800,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option in full).

The underwriters of the Units Offering propose to offer the Units to dealers at the public offering price less a concession not in excess of $0.90 per Unit.

Estimated Net Proceeds to Anadarko from the Units Offering:	Estimated net proceeds from the sale of Units in the Units Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $387.1 million (or approximately $445.3 million if the underwriters of the Units Offering exercise their over-allotment option in full).

Sole Book-Running Manager:	J.P. Morgan Securities LLC.

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Listing:	Anadarko will apply to list the Units on the NYSE under the symbol “AEUA,” subject to satisfaction of its minimum listing standards with respect to the Units. If approved for listing, Anadarko expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

Additional Information:	R. A. Walker, the Chief Executive Officer and a director of Anadarko, is expected to purchase approximately $125,000 of WGP Common Units in connection with the WGP Common Unit Offering and approximately $125,000 stated amount of Units in connection with the Units Offering, in each case at the applicable public offering price.

CUSIP for the Units:	032511 404

ISIN for the Units:	US0325114041

CUSIP for the Purchase Contracts:	032511 123

ISIN for the Purchase Contracts:	US0325111237

CUSIP for the Amortizing Notes:	032511 503

ISIN for the Amortizing Notes:	US0325115030

Anadarko has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the Units Offering. WGP has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the SEC for the WGP Common Unit Offering and for the WGP Common Units deliverable upon mandatory settlement of the Purchase Contracts. Before you invest, you should read the applicable prospectus(es), the applicable prospectus supplement(s) and other documents Anadarko and WGP have each filed with the SEC for more complete information about Anadarko and WGP and the WGP Common Unit Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the applicable prospectus supplement(s) and the accompanying base prospectus(es) may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-866-803-9204. Copies of the base prospectus of WGP and the prospectus supplement of WGP relating to the WGP Common Unit Offering can also be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, NY 11717, or by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146, or by emailing prospectus@citi.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by calling (800) 503-4611, or by emailing prospectus.CPDG@db.com; and Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, or by calling (800) 326-5897, or by emailing cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectuses. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

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